UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of January, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________










                                                          826 - 15 January 2004



                                  SPIRENT PLC



                      NOTIFICATION OF PRELIMINARY RESULTS



Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, announces that it intends to release its preliminary results for the year to 31 December 2003 on Wednesday 25 February 2004 before the opening of the UK market.



Nicholas Brookes (Chief Executive) and Eric Hutchinson (Finance Director) will host a results presentation at 09.00 London time on Wednesday 25 February 2004, a webcast of which will be available on the Spirent plc website at www.spirent.com/investors from 15.00 London time/10.00 EST.



An analysts conference call will also be held at 16.00 London time/11.00 EST on that day.



                                    - ends -



Enquiries


Nicholas Brookes, Chief Executive        Spirent plc   +44 (0)1293 767676
Eric Hutchinson, Finance Director

Investor Relations
Catherine Nash                           Spirent plc   +44 (0)1293 767676

Media
Jon Coles/Rupert Young                   Brunswick     +44 (0)20 7404 5959



About Spirent



Spirent plc is an international network technology company providing state-of-the-art systems and solutions for a broad range of customers. Our Communications group is a worldwide provider of integrated performance analysis and service assurance systems for next-generation network technologies. Spirent's solutions enable customers to develop, deploy and assure network equipment and services more economically and efficiently by emulating real-world conditions and assuring end-to-end performance of large-scale networks. Our Network Products group provides innovative solutions for fastening, identifying, insulating, organising, routing and connectivity that add value to electrical and communication networks in a wide range of applications. Our Systems group offers integrated solutions for the power controls and aerospace markets. Further information about Spirent plc can be found at www.spirent.com



Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.



Spirent and the Spirent logo are registered trademarks of Spirent plc. All rights reserved.



This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. These risks include the risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 15 January 2004                      By   ____/s/ Luke Thomas____

                                                    (Signature)*